WEALTH MINERALS LTD.
                          #1901 - 1177 W. HASTINGS ST.
                             VANCOUVER, B.C. V6C 2K3

                            Telephone (604) 331-0096
                            Telecopier (604) 714-0879


March 30, 2005.

TO WHOM IT MAY CONCERN

Dear Sir or Madam:

RE:   Annaul Audited Financial Statements,  Wealth Minerals Ltd.
      Formerly Triband Enterprise Corp.
      30th November, 2005
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I hereby confirm that the Annual Audited Financial Statements for the fiscal year ended November 30th, 2004 were sent by first class mail to the registered shareholders of Wealth Minerals Ltd.. on the 30 of March, 2005.

Yours truly,

Wealth Minerals Ltd.



Kathleen Martin

/enclosures